Exhibit 99.3

FOR IMMEDIATE RELEASE

RADCOM Names Yaron Ravkaie as its New CEO
To Succeed David Ripstein

- Yaron previously served as President of AMDOCS’ AT&T Division

TEL-AVIV, Israel – January 4, 2015-- RADCOM Ltd. (NASDAQ: RDCM), today announced that Mr. David Ripstein, RADCOM’s CEO since mid-2007, is retiring from his position at RADCOM and that Mr. Yaron Ravkaie, age 47, formerly President of Amdocs’ North American AT&T Division, will assume the role of CEO in mid-January.

Mr. David Ripstein, RADCOM’s outgoing CEO, commented, "after eight years as CEO and our achievement of  winning a significant opportunity in a top-tier Mobile Operator in North America, I feel that now is the right time to hand over the reins to my successor.  Q4 revenue estimates will be approximately $2.7M to $3.0M, which is lower than we expected, due to the company-wide effort focused on winning this top-tier opportunity. Despite this near term pain, I believe this massive effort will translate into long term gain. I will continue to advise the company in the coming year to facilitate a smooth transition.”

Mr. Ravkaie held a variety of leadership positions ,during his 16-year tenure at Amdocs, within its North American organization, including serving as President of its $1 billion AT&T Division with responsibility for sales, client management, strategy, projects, programs, long-term outsourcing and managed services activities. In 2013, Mr. Ravkaie created and served as President of Amdocs’ Mobile Financial Services Division, a position in which he executed an M&A and led a global organization. During the past 12 months, Mr. Ravkaie served as Chief Business Officer for RR Media, with top-level responsibility for managing its global business group. Mr. Ravkaie holds a B.Sc. in Industrial Engineering and Management from the Technion-Israel Insitute of Technology and an MBA from the Ben Gurion University.

Mr. Yaron Ravkaie commented, “RADCOM is a great company with huge potential, second-to-none technology and a bright future. I feel privileged to lead the company as it enters this exciting new stage of its growth. We are going to excel in our future deployments and ensure the full satisfaction of our customers that will strengthen the company growth and lead to increased revenues.”

Ms. Heli (Rachel) Bennun, RADCOM’s Chairwoman of the Board, commented, “I would like to express the Board’s sincere thanks and appreciation to David Ripstein as he retires from RADCOM. His vision and leadership has fueled the Company’s successful turnaround, and guided its emergence as a strong, profitable company, well positioned for continued growth. We are grateful for his leadership and dedicated service, and wish him well in his future endeavors.”

“At the same time we are pleased to welcome Yaron Ravkaie as RADCOM’s new CEO, “we have full confidence in his ability to lead RADCOM through its exciting new growth phase. Yaron’s track record demonstrates clearly that he has the management experience, execution capabilities and industry knowledge that the Company needs for this next stage.”

For all media enquiries, please contact:

Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.